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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(RULE 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO 13d-2

Seanergy Maritime Corp.
(Name of Issuer)
Common Stock, $0.0001 par value
(Title of Class of Securities)
Y73760103
(CUSIP Number)
December 31, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	Y73760103	Page	2	of	5

1	NAMES OF REPORTING PERSONS Georgios Koutsolioutsos

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Marshall Islands

	5	SOLE VOTING POWER

NUMBER OF		2,310,000

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,310,000

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,310,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	8.08%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP NO. Y73760103	13G	Page 3 of 5

Item 1.

	(a)	Name of Issuer:

Seanergy Maritime Corp.

	(b)	Address of Issuer’s Principal Executive Offices:

10, Amfitheas Avenue
17564 P. Faliro,
Athens, Greece

Item 2.
	(a)	Name of Person Filing:
	(b)	Address of Principal Business Office or if none, Residence:
	(c)	Citizenship:

Georgios Koutsolioutsis
c/o Balthellas Chartering S.A.
10, Amfitheas Avenue
17564 P. Faliro
Athens, Greece

	(d)	Title of Class of Securities: Common Stock, $0.0001 par value

	(e)	CUSIP Number: Y73760103

Item 3.	Not Applicable

Item 4.	Ownership.

	(a)	Amount Beneficially Owned: 2,310,000

	(b)	Percent of Class: 8.08% of the Issuer’s Common Stock, which percentage was calculated based on 28,600,000 shares of Common Stock outstanding as of November 13, 2007, as reported in the Company’s Quarterly Report on Form 10-Q, dated November 14, 2007.

	(c)	Number of shares as to which such person has:
(i) sole power to vote or to direct the vote: 2,310,000

(ii) shared power to vote or to direct the vote: 0

(iii) sole power to dispose or to direct the disposition of: 2,310,000

(iv) shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class: Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not Applicable

CUSIP NO. Y73760103	13G	Page 4 of 5

Item 7.	Identification and Classification of Subsidiary Which Acquired the Securities: Not Applicable

Item 8.	Identification and Classification of Members of the Group: Not Applicable

Item 9.	Notice of Dissolution of Group: Not Applicable

Item 10.	Certifications: Not Applicable

CUSIP NO. Y73760103	13G	Page 5 of 5
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
February 12, 2008

/s/ Georgios Koutsolioutsos
Georgios Koutsolioutsos